Exhibit 4.4

EXECUTION COPY

FIRST SUPPLEMENTAL INDENTURE

between

AMERICAN CAPITAL STRATEGIES, LTD.

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Trustee

Dated as of July 19, 2007

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”) is dated as of July 19, 2007, between American Capital Strategies, Ltd., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, as trustee (the “Trustee”). All capitalized terms used herein shall have the meaning set forth in the Base Indenture (as defined below).

RECITALS OF THE COMPANY

The Company and the Trustee executed and delivered an Indenture, dated as of April 26, 2007 (the “Base Indenture” and, as supplemented by this First Supplemental Indenture, the “Indenture”), to provide for the issuance by the Company from time to time of the Company’s unsecured debentures, notes or other evidences of indebtedness (the “Securities”), to be issued in one or more series as provided in the Indenture.

The Company desires to issue and sell $550,000,000 aggregate principal amount of the Company’s 6.85% Senior Notes due 2012 (the “Notes”).

Sections 9.01(e) and 9.01(g) of the Base Indenture provide that without the consent of Holders of the Securities of any series issued under the Indenture, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Base Indenture to (i) add to, change or eliminate any of the provisions of the Indenture in respect to one or more series of the Securities when there is no such series of the Securities Outstanding and (ii) establish the form or terms of the Securities of any series as permitted by Section 2.01 and Section 3.01 of the Base Indenture.

The Company desires to establish the form and terms of the Notes and to modify, alter, supplement and change certain provisions of the Base Indenture for the benefit of the Holders of the Notes (except as may be provided in a future supplemental indenture to the Indenture (“Future Supplemental Indenture”)).

The Company has duly authorized the execution and delivery of this First Supplemental Indenture to provide for the issuance of the Notes and all acts and things necessary to make this First Supplemental Indenture a valid, binding, and legal obligation of the Company and to constitute a valid agreement of the Company, in accordance with its terms, have been done and performed.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE I.

Terms of the Notes

Section 1.01 Terms of the Notes. The following terms relating to the Notes are hereby established:

(a) The Notes shall constitute a series of Securities having the title “6.85% Senior Notes due 2012”.

(b) The aggregate principal amount of the Notes that may be initially authenticated and delivered under the Indenture (except for Notes authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other Notes pursuant to Sections 3.04, 3.05, 3.06, of the Base Indenture) shall be $550,000,000. Under a Board Resolution, Officers’ Certificate pursuant to Board Resolutions or an indenture supplement, the Company may from time to time, without the consent of the Holders of Notes, issue additional Notes (in any such case “Additional Notes”) having the same ranking and the same interest rate, maturity and other terms as the Notes. Any Additional Notes and the existing Notes will constitute a single series under the Indenture and all references to the relevant Notes herein shall include the Additional Notes unless the context otherwise requires.

(c) The entire outstanding principal of the Notes shall be payable on August 1, 2012.

(d) The rate at which the Notes shall bear interest shall be 6.85% per annum, subject to adjustment as described herein. The date from which interest shall accrue on the Notes shall be July 19, 2007, or the most recent Interest Payment Date to which interest has been paid or provided for; the Interest Payment Dates for the Notes shall be February 1 and August 1 of each year, commencing February 1, 2008; the interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will be paid to the Person in whose name the Note (or one or more predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be January 15 or July 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Payment of principal of (and premium, if any) and any such interest on the Notes will be made at the Corporate Trust Office of the Trustee in Wilmington, Delaware, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Note registry.

(e) The Notes shall be issuable in whole or in part in the form of one or more Global Securities and the Depository for such Global Securities shall be The Depository Trust Company, New York, New York.

(f) The Notes shall be defeasible pursuant to Section 13.02 and/or Section 13.03 of the Base Indenture.

(g) The interest rate payable on the Notes will be subject to adjustment from time to time if at least two Rating Agencies downgrades (or subsequently upgrades) the debt rating assigned to the Notes (a “rating”) as set forth below:

(i) If the ratings from at least two Rating Agencies are decreased to ratings set forth in the immediately following table, the initial interest rate on the Notes will increase from the initial interest rate by each of the percentages set forth opposite the two ratings:

Fitch Rating	Interest Rate Adjustment	S&P Rating	Interest Rate Adjustment	Moody’s Rating	Interest Rate Adjustment
BB+	0.25%	BB+	0.25%	Ba1	0.25%
BB	0.50%	BB	0.50%	Ba2	0.50%
BB-	0.75%	BB-	0.75%	Ba3	0.75%
B+ or below	1.00%	B+ or below	1.00%	B1 or below	1.00%

(ii) If at least two Rating Agencies subsequently increase their ratings of the Notes to any of the ratings set forth above, the interest rate on the Notes will be decreased such that the interest rate for the Notes equals the applicable initial interest rate set forth on the first page of this First Supplemental Indenture plus (if applicable) each of the percentages set forth opposite the ratings from the table above in effect immediately following the increase.

(iii) Each adjustment required by any decrease or increase in the ratings set forth above shall be made independent of any and all other adjustments, provided that if the ratings from three Rating Agencies are decreased to ratings set forth in the table above, then only the lowest two of the three ratings shall be utilized for such adjustments. In no event shall (1) the interest rate for the Notes be reduced to below the initial interest rate set forth on the first page of this First Supplemental Indenture or (2) the total increase in the interest rate on the Notes exceed 2.00% above the initial interest rate set forth on the first page of this Supplemental Indenture.

(iv) If at least two Rating Agencies cease to provide ratings for the Notes, any subsequent increase or decrease in the interest rate of the Notes necessitated by a reduction or increase in the rating by the Rating Agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rate of the Notes shall be made solely as a result of two Rating Agencies ceasing to provide a rating. If all of the Rating Agencies cease to provide a rating, the interest rate on the Notes will increase to, or remain at, as the case may be, 2.00% above the initial interest rates set forth on the first page of this First Supplemental Indenture.

(v) Any interest rate increase or decrease, as described above, will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If the interest rate adjusts up and then subsequently adjusts down during the same interest period, the interest rate shall be determined based on the ratings in effect at the end of the interest period.

(vi) The following defined terms have the following meanings:

(A) “Fitch” means Fitch Ratings.

(B) “Moody’s” means Moody’s Investors Service, Inc.

(C) “Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company (as certified by a resolution of the board of directors of the Company) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

(D) “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

(h) The Notes shall be redeemable pursuant to Section 11.01 of the Base Indenture and as follows:

(i) The Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company, at a Redemption Price equal to accrued and unpaid interest on the principal amount being redeemed on the Redemption Date plus the greater of (i) 100% of the principal amount of the Notes to be redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis at the Adjusted Treasury Rate, plus 30 basis points.

(ii) The following defined terms have the following meanings:

(A) “Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semiannual equivalent yield to maturity or the interpolated yield to maturity (on a date count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

(B) “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

(C) “Comparable Treasury Price” means, with respect to any Redemption Date, the average of the Reference Treasury Dealer Quotations for the Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the Trustee is provided fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

(D) “Quotation Agent” means one Reference Treasury Dealer appointed by the Company.

(E) “Reference Treasury Dealer” means each of JPMorgan Securities and Banc of America Securities LLC and their respective successors and any other primary treasury dealer selected by the Company. If any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, the Company must substitute another primary treasury dealer.

(F) “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company and the Trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day before the Redemption Date.

(iii) Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than thirty (30) nor more than sixty (60) calendar days prior to the Redemption Date to each Holder of the Notes to be redeemed, at the Holder’s address appearing in the Security Register. All notices of redemption shall contain the information set forth in Section 11.04 of the Base Indenture.

(iv) Any exercise of the Company’s option to redeem the Notes will be done in compliance with the Investment Company Act, and the rules and regulations promulgated thereunder, to the extent applicable.

(v) If the Company elects to redeem only a portion of the Notes, the Trustee will determine the method for selecting the particular Notes to be redeemed, in accordance with the Investment Company Act and the rules and regulations promulgated thereunder, to the extent applicable.

(vi) Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Notes called for redemption hereunder.

(i) The Notes shall not be subject to any sinking fund pursuant to Section 12.01 of the Base Indenture.

(j) The Company will, subject to the exceptions and limitations set forth below, pay, as additional interest, such additional amounts (“Additional Amounts”) as are necessary so that the net payment by the Company or a Paying Agent of the principal of and interest on any Notes to a person that is a Non-U.S. Holder (as defined below) with respect to such Notes, after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable in respect of such Notes had no withholding or deduction been required; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(i) to any tax, assessment or governmental charge that is imposed or withheld solely because the beneficial owner, or a fiduciary, settlor, beneficiary or member of the beneficial owner if the beneficial owner is an estate, trust or partnership, limited liability company or other fiscally transparent entity, or a person holding a power over an estate or trust administered by a fiduciary Holder:

(A) is or was present or engaged in, or is or was treated as present or engaged in, a trade or business in the United States or has or had a permanent establishment in the United States;

(B) has or had any connection (other than the mere fact of ownership of any such Note) with the United States, including, without limitation, being or having been a citizen or resident of the United States or being treated as being or having been a resident of the United States;

(C) is or was a foreign or domestic personal holding company, a passive foreign investment company, a controlled foreign corporation with respect to the United States, a foreign tax exempt organization, or a corporation that has accumulated earnings to avoid United States federal income tax; or

(D) owns or owned (or, for United States federal income tax purposes, is deemed to own or have owned), directly or indirectly, 10% or more of the total combined voting power of all classes of stock of the Company;

(ii) to any Holder that is not the sole beneficial owner of such Notes, or a portion thereof, or that is a fiduciary, partnership, limited liability company, or other fiscally transparent entity, but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the partnership, limited liability company, or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had such beneficial owner, beneficiary, settlor or member received directly its beneficial or distributive share of the payment;

(iii) to any tax, assessment or governmental charge that is imposed or withheld solely because the beneficial owner or any other person failed to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of such Notes (including the statement requirement of Section 871(h) or Section 881(c) of the Code and Internal Revenue Service Form W-8, as applicable) if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(iv) to any tax, assessment or governmental charge that is imposed other than by deduction or withholding by the Company or a Paying Agent from the payment;

(v) to any tax, assessment or governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective after the day on which the payment becomes due or is duly provided for, whichever occurs later;

(vi) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or any similar tax, assessment or governmental charge;

(vii) to any tax, assessment or other governmental charge any Paying Agent (which term may include the Company) must withhold from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other Paying Agent; or

(viii) in the case of any combination of the above items.

(k) Except as specifically provided herein, the Company does not have to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority. In particular, the Company will not pay Additional Amounts on any Note:

(i) where withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Union Council Directive 2003/48/EC of June 3, 2003 on the taxation of savings income in the form of interest payments, or any law implementing or complying with, or introduced in order to conform to that directive; or

(ii) presented for payment by or on behalf of a beneficial owner who would have been able to avoid the withholding or deduction by presenting the relevant Note to another paying agent in a member state of the European Union.

(l) The term “Non-U.S. Holder” means a person that is not, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) a trust (a) subject to the control of one or more United States persons and the primary supervision of a court in the United States, or (b) that has a valid election (under applicable Treasury Regulations) to be treated as a United States person, or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source.

ARTICLE II.

Covenants

Section 2.01 Asset Coverage Ratio and Reports to Holders. Except as may be provided in a Future Supplemental Indenture, for the benefit of the Holders of the Notes but no other series of Securities under the Indenture, whether now or hereafter issued and Outstanding, Article Ten of the Base Indenture shall be amended by adding the following new Sections 10.09 and 10.10 thereto:

“Section 10.09 Asset Coverage Ratio. The Company hereby agrees that for the period of time during which Notes are Outstanding, the Company will maintain an “asset coverage” ratio, as defined in Section 18(h) of the Investment Company Act (and the rules and regulations promulgated thereunder, to the extent applicable), of at least 200%.

“Section 10.10. Commission Reports and Reports to Holders. If, at any time, the Company is not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the Securities and Exchange Commission, the Company agrees to furnish to the Holders of Notes and the Trustee for the period of time during which the Notes are Outstanding: (i) within 90 days after the end of the Company’s fiscal year, audited annual consolidated financial statements of the Company and (ii) within 45 days after the end of the Company’s fiscal quarter, unaudited interim consolidated financial statements of the Company. All such financial statements shall be prepared, in all material respects, in accordance with United States generally accepted accounting principles.”

ARTICLE III.

Miscellaneous

Section 3.01 This First Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws. This First Supplemental Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of the Indenture and shall, to the extent applicable, be governed by such provisions.

Section 3.02 In case any provision in this First Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.03 This First Supplemental Indenture may be executed in any number of counterparts, each of which will be an original, but such counterparts will together constitute but one and the same First Supplemental Indenture.

Section 3.04 The Base Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified and confirmed, and the Base Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument with respect to the Notes. All provisions included in this First Supplemental Indenture supersede any conflicting provisions included in the Base Indenture with respect to the Notes, unless not permitted by law. The Trustee accepts the trusts created by the Indenture, as supplemented by this First Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as supplemented by this First Supplemental Indenture.

Section 3.05 The provisions of this First Supplemental Indenture shall become effective as of the date hereof.

Section 3.06 Notwithstanding anything else to the contrary herein, the terms and provisions of this First Supplemental Indenture shall apply only to the Notes and shall not apply to any other series of Securities under the Indenture and this First Supplemental Indenture shall not and does not otherwise affect, modify, alter, supplement or change the terms and provisions of any other series of Securities under the Indenture, whether now or hereafter issued and Outstanding.

Section 3.07 The recitals contained herein and in the Notes shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture, the Notes or any Additional Notes, except that the Trustee represents that it is duly authorized to execute and deliver this First Supplemental Indenture, authenticate the Notes and any Additional Notes and perform its obligations hereunder. The Trustee shall not be accountable for the use or application by the Company of the Notes or any Additional Notes or the proceeds thereof.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

AMERICAN CAPITAL STRATEGIES, LTD.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive VP & General Counsel

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Amy L. Martin
Name:	Amy L. Martin
Title:	Vice President